LEGG MASON PARTNERS VARIABLE EQUITY TRUST
LEGG MASON PARTNERS VARIABLE APPRECIATION
PORTFOLIO

Sub-Item 77m

On November 9, 2007, Legg Mason Partners Variable
Appreciation Portfolio acquired the assets and certain liabilities of Legg Mason Partners Variable Equity
Trust Legg Mason Partners Variable Multiple
Discipline Portfolio Large Cap Growth and Value pursuant to a plan of reorganization approved by shareholders of the Acquired Fund on October 24, 2007.